                                 SCHEDULE 13D/A
                                 (RULE 13D-101)

    Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

                              MEEMIC Holdings, Inc.
                                (Name of Issuer)


                           Common Stock, No Par Value
                         (Title of Class of Securities)


                                    585135106
                                 (CUSIP Number)

                                A. Derrill Crowe
                             Chief Executive Officer
                            ProAssurance Corporation
                               100 Brookwood Place
                            Birmingham, Alabama 35209
                                 (205) 877-4400
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    Copy to:
                          Jack P. Stephenson, Jr., Esq.
                                Burr & Forman LLP
                          Suite 3100, SouthTrust Tower
                           420 North Twentieth Street
                            Birmingham, Alabama 35203
                                 (205) 251-3000


                                 March 15, 2002
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                                  SCHEDULE 13D

CUSIP NO. 585135106

1        NAME OF REPORTING PERSON:

         ProAssurance Corporation.

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only):

             63-1261433

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a)         [ ]
                                                                (b)         [ ]

3            SEC USE ONLY

4            SOURCE OF FUNDS: AF

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e) N/A                                      [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware.

                                  7       SOLE VOTING POWER:  0
NUMBER OF SHARES
BENEFICIALLY                      8       SHARED VOTING POWER: 5,610,045
OWNED BY EACH
REPORTING PERSON                  9       SOLE DISPOSITIVE POWER: 0
WITH
                                 10       SHARED DISPOSITIVE POWER: 5,610,045

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

              5,610,045

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

                                                                            [ ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  84%

14       TYPE OF REPORTING PERSON:  HC/CO

                                  SCHEDULE 13D

CUSIP NO. 585135106

1        NAME OF REPORTING PERSON:

         Professionals Group, Inc.

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only):

             38-3273911

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a)         [ ]
                                                                (b)         [ ]

3            SEC USE ONLY

4            SOURCE OF FUNDS:  AF

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)                                          [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION:  Michigan.

                                  7       SOLE VOTING POWER: 0
NUMBER OF SHARES
BENEFICIALLY                      8       SHARED VOTING POWER: 5,610,045
OWNED BY EACH
REPORTING PERSON                  9       SOLE DISPOSITIVE POWER: 0
WITH
                                 10       SHARED DISPOSITIVE POWER: 5,610,045

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

              5,610,045

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

                                                                            [ ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 84%

14       TYPE OF REPORTING PERSON: HC/CO

                                  SCHEDULE 13D

CUSIP NO. 585135106

1        NAME OF REPORTING PERSON:

         ProNational Insurance Company

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only):

             38-2317569

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a)        [ ]
                                                                (b)        [ ]

3            SEC USE ONLY

4        SOURCE OF FUNDS:  WC, OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)                                         [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION:  Michigan.

                                  7       SOLE VOTING POWER:
NUMBER OF SHARES
BENEFICIALLY                      8       SHARED VOTING POWER: 5,610,045
OWNED BY EACH
REPORTING PERSON                  9       SOLE DISPOSITIVE POWER:
WITH
                                 10       SHARED DISPOSITIVE POWER: 5,610,045

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

         5,610,045

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

                                                                           [ ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  84%

14       TYPE OF REPORTING PERSON:  IC/CO

                                  SCHEDULE 13D


Pursuant to General Instruction C of Schedule 13D, the information called for by Items 2-6, inclusive, of Schedule 13D has been given with respect to the directors and executive officers of ProAssurance Corporation, a Delaware corporation ("ProAssurance"), the directors and executive officers of Professionals Group, Inc., a Michigan corporation and a wholly owned subsidiary of ProAssurance ("Professionals Group"), and the directors and executive officers of ProNational Insurance Company, a Michigan stock insurance corporation and a wholly-owned subsidiary of Professionals Group
("ProNational").

ProAssurance disclaims beneficial ownership of MHC Common Stock (as hereinafter defined) beneficially owned by any director, officer or employee of ProAssurance, Professionals Group or ProNational. The filing of this Statement on Schedule 13D shall not be construed as an admission that ProAssurance is, for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any such securities.

Professionals Group disclaims beneficial ownership of any and all shares of MHC Common Stock beneficially owned by any director, officer or employee of ProAssurance, Professionals Group or ProNational. The filing of this Statement on Schedule 13D shall not be construed as an admission that Professionals Group is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any such securities.

ProNational disclaims beneficial ownership of MHC Common Stock beneficially owned by any director, officer or employee of ProAssurance, Professionals Group or ProNational. The filing of this Statement on Schedule 13D shall not be construed as an admission that ProNational is, for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any such securities.

ProAssurance, Professionals Group and ProNational believe that each director, officer and employee of Professionals Group would disclaim beneficial ownership of any and all shares of MHC Common Stock beneficially owned by ProAssurance, Professionals Group or ProNational. The filing of this Statement on Schedule 13D shall not be construed as an admission that any director, officer or employee of Professionals Group is, for the purpose of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this Statement on Schedule 13D.

ProAssurance, Professionals Group and ProNational believe that each director, officer and employee of ProAssurance would disclaim beneficial ownership of any and all shares of MHC Common Stock beneficially owned by ProAssurance, Professionals Group or ProNational. The filing of this Statement on Schedule 13D shall not be construed as an admission that any director, officer or employee of ProAssurance is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this Statement on Schedule 13D.

ProAssurance, Professionals Group and ProNational believe that each director, officer and employee of ProNational would disclaim beneficial ownership of any and all shares of MHC Common Stock beneficially owned by ProAssurance, Professionals Group of ProNational. The filing of this Statement on Schedule 13D shall not be construed as an admission that any director, officer or employee of ProNational is, for the purposes of Section 13(d) and 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this Statement on Schedule 13D.

ProAssurance, Professionals Group, and ProNational also disclaim beneficial ownership of MHC Common Stock beneficially owned by any director, officer or employee of the subject issuer, MEEMIC Holdings, Inc., or its subsidiaries. The filing of this Statement on Schedule 13D shall not be construed as an admission that any of ProAssurance, Professionals Group or ProNational is, for purposes of
Section 13(d) or Section 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any such securities.

No director, officer or employee of ProAssurance, Professionals Group or ProNational, acting in an individual capacity, may vote, or direct the voting of, any shares of MHC Common Stock beneficially owned by ProAssurance, Professionals Group or ProNational. No director, officer or employee of ProAssurance, Professionals Group or ProNational, acting in an individual capacity, may dispose of, or direct the disposition of, any shares of MHC Common Stock beneficially owned by ProAssurance, Professionals Group or ProNational. No director, officer or employee of ProAssurance, Professionals Group or ProNational, in an individual capacity, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of MHC Common Stock beneficially owned by ProAssurance, Professionals Group or ProNational. Accordingly, no director, officer or employee of ProAssurance, Professionals Group or ProNational shall be deemed the beneficial owner of any shares of MHC Common Stock beneficially owned by ProAssurance, Professionals Group or ProNational solely by virtue of the fact that he or she is a director, officer or employee of ProAssurance, Professionals Group or ProNational.

This Amendment No. 1 amends and restates the Statement on Schedule 13D previously filed by the reporting persons principally to disclose the present intention of ProAssurance, Professionals Group and ProNational with respect to the proposed purchase of the shares of common stock of MEEMIC Holdings, Inc. authorized by its Board of Directors on March 15, 2002, in Item 4 hereof and to update the other information in the previously filed Statement on Schedule 13D.

ITEM 1. SECURITY AND ISSUER.

This Statement on Schedule 13D relates to the common stock, no par value per share ("MHC Common Stock"), of MEEMIC Holdings, Inc., a Michigan corporation ("MEEMIC Holdings"). The principal executive offices of MEEMIC Holdings are located at 691 North Squirrel Road, Suite 200, Auburn Hills, Michigan 48326.

ITEM 2. IDENTITY AND BACKGROUND.

(a)-(c), (f): This Statement on Schedule 13D is being filed by the following organizations:

                         Name                                         Address
                         ----                                         -------
           1.   ProAssurance Corporation,                       100 Brookwood Place
                a Delaware corporation                          Birmingham, Alabama 35209

           2.   Professionals Group, Inc.,                      2600 Professionals Drive
                a Michigan corporation                          Okemos, Michigan 48864

           3.   ProNational Insurance Company,                  2600 Professionals Drive
                a Michigan stock insurance corporation          Okemos, Michigan 48864

ProAssurance is a publicly traded insurance holding company. Professionals Group is also an insurance holding company and is a wholly-owned subsidiary of ProAssurance. ProNational is a property and casualty insurance company specializing in medical professional liability insurance and is a wholly-owned subsidiary of Professionals Group.

The names of the directors and executive officers of ProAssurance, Professionals Group, and ProNational and their respective business addresses or residences, citizenship and present principal occupations or employment, are set forth on
Schedule I, Schedule II, and Schedule III, respectively, hereto, which Schedules are incorporated herein by reference.

(d), (e): During the last five years, neither ProAssurance, Professionals Group nor ProNational has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

To the knowledge of ProAssurance, Professionals Group and ProNational, during the past five years none of the persons listed in Schedule I, Schedule II, or
Schedule III hereto has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Except as otherwise indicated in this Statement on Schedule 13D, 5,065,517 of the shares of MHC Common Stock reported as beneficially owned by ProAssurance, Professionals Group and ProNational were acquired as of July 1, 1999 in connection with the conversion of Michigan

Educational Employees Mutual Insurance Company (now MEEMIC Insurance Company), a Michigan domiciled insurance company ("MEEMIC"). Of these shares of MHC Common Stock, 2,302,209 were acquired upon the conversion of a promissory note issued by MEEMIC to ProNational on April 7, 1997. As of the date of conversion, the promissory note had a principal balance of $21,500,000 and accrued and unpaid interest of $1,522,090. Another 2,763,308 of these shares of MHC Common Stock were purchased for cash at a price of $10 per share.

The remaining 544,528 shares of MHC Common Stock reported as beneficially owned by ProAssurance, Professionals Group and ProNational were acquired by ProNational in open market purchases for an aggregate cost of $10,971,566 at average prices ranging from $14.37 per share to $21.50 per share.

The sources of the funds used to acquire all shares of MHC Common Stock reported as beneficially owned by ProAssurance, Professionals Group and ProNational in this Schedule 13D were working capital and other funds of ProNational.

To the knowledge of ProAssurance, Professionals Group, and ProNational, and except as otherwise indicated herein, all of the shares of MHC Common Stock reported as beneficially owned by the directors and executive officers of ProAssurance, Professionals Group and ProNational were purchased as of July 1, 1999 in connection with the conversion of MEEMIC for cash at a price of $10 per share with personal funds.

ITEM 4. PURPOSE OF TRANSACTION.

5,065,017 of the shares of MHC Common Stock reported as beneficially owned by ProAssurance, Professionals Group and ProNational were acquired by ProNational in connection with the conversion of MEEMIC in order to gain ownership control of MEEMIC Holdings and MEEMIC and for purposes of investment. The remaining shares have been acquired by ProNational in the open market for investment and in order to increase ProNational's ownership of MEEMIC and for tax purposes so that ProNational and its holding companies can file a consolidated federal income tax return with MEEMIC Holdings as the owner of more than 80% of the outstanding voting stock of MEEMIC Holdings.

ProAssurance acquired beneficial ownership of the MHC common stock reported herein as a result of the consummation of the consolidation of Professionals Group and Medical Assurance, Inc. ("Medical Assurance") under the ownership of ProAssurance on June 27, 2001. The consolidation was consummated through the mergers of two wholly owned subsidiaries of ProAssurance with and into Medical Assurance and Professionals Group, with Medical Assurance and Professionals Group being the surviving corporations of the mergers as wholly-owned subsidiaries of ProAssurance. The shares of MHC Common Stock reported as beneficially owned by the directors and executive officers of ProAssurance, Professionals Group, and ProNational were acquired in connection with the conversion of MEEMIC and through incentive compensation and stock option grants from MEEMIC Holdings.

At a meeting of the Board of Directors of MEEMIC Holdings on March 15, 2002, the Board unanimously authorized MEEMIC Holdings to develop a plan for the acquisition of all of the outstanding shares of MHC Common Stock held by persons other than ProAssurance and its wholly owned subsidiaries (the "Minority Shares") at a cash price of $29.00 per share (approximately 1,204,290 shares at a cost of approximately $34,924,410). MEEMIC Holdings presently intends to use internal funds to finance the acquisition of the Minority Shares. The acquisition of the Minority Shares by MEEMIC Holdings would result in ProAssurance owning beneficially 100% of the MHC Common Stock, the delisting of the MHC Common Stock on the NASDAQ Stock Market, and the termination of the registration of the MHC Common Stock under the Securities Exchange Act of 1934, as amended (the "1934 Act").

The Articles of Incorporation of MEEMIC Holdings require that a committee of at least two independent directors (the "Independent Directors") not affiliated with ProAssurance and its wholly owned subsidiaries must approve any business combination (as defined therein) involving ProAssurance or any of its subsidiaries which would have the effect of causing the MHC Common Stock to be delisted from the NASDAQ Stock Market or to be eligible to no longer be registered under the 1934 Act. The Articles of Incorporation of MEEMIC Holdings further require that a majority of the Independent Directors must find, after receiving advice from an independent investment banking firm of recognized regional or national standing, that the transaction is fair to the holders of the shares held by persons other than ProAssurance, its affiliates and associates (the "Minority Holders") and that the transaction is in the best interest of MEEMIC Holdings and the Minority Holders. In addition, the Articles of Incorporation require that any transaction so approved by the Independent Directors must also be approved by the holders of a majority of the shares held by the Minority Holders in addition to any other vote of the shareholders that may be required by law.

The authorization for the cash purchase of the Minority Shares was approved by all of the directors of MEEMIC Holdings, including the two Independent Directors. The authorization did not establish a structure or a timetable for effecting the acquisition of the Minority Shares, and it is anticipated that the terms, conditions and proceedings for the acquisition of the Minority Shares will be set forth in a definitive agreement (the "Definitive Agreement") that will be submitted to the Board of Directors and shareholders of MEEMIC Holdings for approval in accordance with the requirements of its Articles of Incorporation. In order to comply with the Articles of Incorporation of MEEMIC Holdings, ProAssurance expects that the Definitive Agreement will include the following as conditions to the proposed acquisition of the Minority Shares:

         - receipt of an opinion from an investment banking firm of regional or national recognition to the effect that the acquisition of the Minority Shares pursuant to the Definitive Agreement is fair to the Minority Holders from a financial point of view; and

         - the approval of the Definitive Agreement by the Independent Directors after finding that the purchase of the Minority Shares contemplated thereby is fair to the Minority Holders and is otherwise in the best interest of MEEMIC Holdings and the Minority Holders; and

         - the purchase of the Minority Shares as contemplated by the Definitive Agreement is approved by the affirmative vote of a majority of the shares held by the Minority Holders.

In addition to the conditions required by the Articles of Incorporation, ProAssurance understands that the MEEMIC Holdings Board has also required that the acquisition of the Minority Shares be subject to all regulatory and bank approvals and to the receipt of confirmation from insurance rating agencies that the acquisition of the Minority Shares will not impair the current A- rating of MEEMIC or any of the other insurance subsidiaries of ProAssurance.

Subject to the satisfaction of the conditions to the proposed acquisition, ProAssurance intends to approve the purchase of the Minority Shares as well as the structure and timetable for the acquisition of the Minority Shares of MEEMIC Holdings through the exercise of its control of MEEMIC Holdings. ProAssurance and MEEMIC Holdings have common officers and directors who will participate in developing the plan for the acquisition of the Minority Shares and in the negotiation of the terms and conditions of the Definitive Agreement for the acquisition of the Minority Shares. As the beneficial owner of 84% of the outstanding shares of MHC Common Stock, ProAssurance will have the right to participate with the other holders of MHC Common Stock in the likely event that the Definitive Agreement is required to be approved by the shareholders of MEEMIC Holdings.

The approval of the purchase of the Minority Shares by ProAssurance will be subject to its determination that the acquisition of the Minority Shares will benefit ProAssurance and its shareholders and that the terms and conditions for the acquisition of the Minority Shares are fair to the holders of the Minority Shares. ProAssurance believes that the acquisition of the Minority Shares will be in the interest of ProAssurance and its shareholders by facilitating the ability of the parent company to obtain full control of MEEMIC Holdings and to coordinate its activities with the other insurance subsidiaries of ProAssurance including the ability of ProAssurance to access excess capital of MEEMIC through MEEMIC Holdings. However, ProAssurance's approval of the purchase of the Minority Shares will depend upon the ability of ProAssurance to comply with the financial covenants in its credit agreement with SouthTrust Bank and other participating lenders and on the transaction causing no material change in the ratings placed on ProAssurance and its insurance subsidiaries by insurance rating agencies. In evaluating the fairness of the transaction to the Minority Holders, ProAssurance will primarily rely upon the determination of fairness by the Independent Directors after receipt of a fairness opinion from an investment banker and upon approval of the transaction by the affirmative vote of the Minority Holders.

On March 18, 2002, a complaint was filed against MEEMIC Holdings, its directors, and ProAssurance in the 6th Circuit in Oakland County, Michigan, by a purported shareholder of MEEMIC Holdings seeking to enjoin the purchase of the Minority Shares as authorized by the Board of Directors of MEEMIC Holdings. The suit, which purports to be a class action on behalf of Minority Holders, alleged among other things, that the transaction has been timed to freeze out the Minority Shares, that the proposed transaction is unfair, and that ProAssurance and the directors of MEEMIC Holdings have violated their fiduciary duties to the Minority Holders. The complaint also seeks damages in an undetermined amount. ProAssurance believes that the actions of the Board of MEEMIC Holdings, which are in keeping with the procedures established in the Articles of Incorporation of MEEMIC Holdings adequately protect the rights of the Minority Holders in the proposed acquisition. Further, since no final and binding decisions have been made with respect to the proposed acquisition, ProAssurance believes that the lawsuit is premature. However, even if the procedures in the Articles are followed and all conditions to the proposed acquisition of the Minority Shares are satisfied, the lawsuit may delay or prevent the completion of the proposed purchase of the Minority Shares.

ProAssurance may elect to purchase, or may cause its subsidiaries to purchase, shares of MHC Common Stock in open market or privately negotiated transactions in anticipation of the purchase of the Minority Shares as authorized by the Board of Directors of MEEMIC Holdings. In the event that ProAssurance does not approve the acquisition of the Minority Shares as contemplated by the Board of MEEMIC Holdings, or in the event the purchase of the Minority Shares is abandoned, ProAssurance may elect to purchase, or cause its subsidiaries to purchase, shares of MEEMIC Holdings Common Stock in the open market or in privately negotiated transactions subject to the limitations on business combinations with ProAssurance included in the Articles of Incorporation of MEEMIC Holdings. Depending on the nature, frequency, timing, and other characteristics of such transactions (including the number of shares involved in such transactions, the price for such shares, and the number of record holders of MHC Common Stock remaining upon the completion of such transactions), such transactions (i) could cause a class of securities of MEEMIC Holdings to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; or (ii) could result in a class of equity securities of MEEMIC Holdings becoming eligible for termination of registration pursuant to Section 12(g)(4) of the 1934 Act; or (iii) could result in an action similar to any of those enumerated in this paragraph.

         The following changes have occurred in the Board of Directors and management of MEEMIC Holdings since ProAssurance acquired control of MEEMIC Holdings through its acquisition of Professionals Group on June 27, 2001.

         - Effective June 27, 2001, Kevin Clinton, the Chief Executive Officer and a director of MEEMIC Holdings, and Annette Flood, the Chief Operating Officer and a director of MEEMIC Holdings, elected to terminate their employment with MEEMIC Holdings and to receive benefit payments under their Change of Control Agreements.

         - At the August 7, 2001, meeting of the Board of Directors of MEEMIC Holdings, A. Derrill Crowe, Chairman and Chief Executive Officer and a director of ProAssurance, was elected as a director of MEEMIC Holdings to fill the vacancy created on the resignation of Kevin Clinton.

         - At the September 19, 2001, meeting of the Board of Directors of MEEMIC Holdings, A. Derrill Crowe was elected Chairman of MEEMIC Holdings; Victor T. Adamo, Vice Chairman, President, Chief Operating Officer and a director of ProAssurance, was elected Chief Executive Officer of MEEMIC Holdings; Lynn M. Kalinowski was elected President of MEEMIC Holdings; Christine
                  C. Schmitt was elected Chief Financial Officer, Secretary and Treasurer of MEEMIC Holdings; and William P. Sabados, a Senior Vice President and Chief Information Officer of ProAssurance, was elected the Chief Information Officer of MEEMIC Holdings.

         - At the March 15, 2002 meeting the Board of Directors of MEEMIC Holdings, John F. Dodge, Jr. informed the board that he would not seek reelection as a director. The Board nominated
                  Howard H. Friedman, a Senior Vice President and Chief Financial Officer of ProAssurance, to fill the seat being vacated by Mr. Dodge. No shareholder action has been taken at this time to elect Mr. Friedman as a director.

Currently the three of the eight directors of MEEMIC Holdings are also directors of ProAssurance, namely: A. Derrill Crowe, Victor T. Adamo and Ann F. Putallaz. Upon consummation of the proposed acquisition of the Minority Shares, it is contemplated that the directors of MEEMIC Holdings will be restricted to persons who are employees of ProAssurance or its subsidiary corporations, including MEEMIC Holdings.

Except as otherwise described in this Statement on Schedule 13D, ProAssurance, Professionals Group, ProNational, and their directors and executive officers do not presently have any plans or proposals which relate to or would result in,
(a) the acquisition by any person of additional securities of MEEMIC Holdings or the disposition of securities of MEEMIC Holdings; (b) an extraordinary corporate transaction (such as a merger, reorganization or liquidation) involving MEEMIC Holdings or any of its subsidiaries; (c) a sale or transfer of a material amount of the assets of MEEMIC Holdings or any of its subsidiaries; (d) any change in the present board of directors or management of MEEMIC Holdings (including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of MEEMIC Holdings); (e) any material change in the present capitalization or dividend policy of MEEMIC Holdings; (f) any material change in the business or corporate structure of MEEMIC Holdings; (g) any changes in the charter or bylaws (or instruments corresponding thereto) of MEEMIC Holdings or other actions which may impede the acquisition of control of MEEMIC Holdings by any person; (h) causing a class of securities of MEEMIC Holdings to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of MEEMIC Holdings becoming eligible for termination of registration pursuant to Section 12(g)(4) of the 1934 Act; or (j) any action similar to any of those enumerated in this paragraph.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) and (b)       ProAssurance is the beneficial owner of 5,610,045 shares of
MHC Common Stock. Such shares represent approximately 84% of the total outstanding shares of MEEMIC Holdings as of March 15, 2002 (based upon 6,674,335 shares reported to be outstanding in MEEMIC Holdings' Form 10-K for the fiscal year ended December 31, 2001). The number of shares of MHC Common Stock reported as beneficially owned by ProAssurance includes all of the shares of MHC Common Stock reported as beneficially owned by Professionals Group and ProNational. The number of shares of MHC Common Stock reported as beneficially owned by ProAssurance does not include any of the shares of MHC Common Stock reported as beneficially owned by any director or executive officer of ProAssurance, Professionals Group, or ProNational. The shares of MHC Common Stock reported as beneficially owned by Professionals Group and ProNational have been attributed to ProAssurance because it is the sole stockholder of Professionals Group and ultimate controlling person of ProNational.

Professionals Group is the beneficial owner of 5,610,045 shares of MHC Common Stock. Such shares represent approximately 84% of the total outstanding shares of MEEMIC Holdings as of March 15, 2002. The number of shares of MHC Common Stock reported as beneficially owned by Professionals Group includes all of the shares of MHC Common Stock reported as beneficially owned by ProNational. The number of shares of MHC Common Stock reported as beneficially owned by Professionals Group does not include any of the shares of MHC Common Stock reported as beneficially owned by any director or executive officer of either ProAssurance, Professionals Group or ProNational. The shares of MHC Common Stock reported as beneficially owned by ProNational have been attributed to Professionals Group because it is the sole stockholder of ProNational.

ProNational is the record owner of 5,610,045 shares of MHC Common Stock. Such shares represent approximately 84% of the total outstanding shares of the MEEMIC Holdings as of March 15, 2002. The number of shares of MHC Common Stock reported as beneficially owned by ProNational does not include any of the shares of MHC Common Stock reported as beneficially owned by any director or executive officer of either ProAssurance, Professionals Group or ProNational.

To the knowledge of ProAssurance, Professionals Group and ProNational, the following individuals are the only executive officers and directors of ProAssurance, Professionals Group, and ProNational that beneficially own shares of MHC Common Stock. Each such executive officer or director has the power to vote, or to direct the voting of, and power to dispose of, or to direct the disposition of, all of the shares of MHC Common Stock reported as beneficially owned. The number of shares of MHC Common Stock reported as beneficially owned by each officer and director does not include any of the shares of MHC Common Stock reported as beneficially owned by ProAssurance, Professionals Group, ProNational, or any other director or executive director.

         (i) Victor T. Adamo is the beneficial owner of 32,700 shares of MHC Common Stock, which constitute less than 1% of the shares of MHC Common Stock deemed issued and outstanding as of March 15, 2002. The number of shares of MHC Common Stock reported as beneficially owned by Mr. Adamo includes 20,000 shares that could be purchased pursuant to stock options.

         (ii) Ann F. Putallaz is the beneficial owner of 500 shares of MHC Common Stock, which constitute less than 1% of the shares of MHC Common Stock deemed issued and outstanding as of March 15, 2002.

         (iii) William P. Sabados is the beneficial owner of 32,700 shares of MHC Common Stock, which constitute less than 1% of the shares of MHC Common Stock deemed issued and outstanding as of March 15, 2002. The number of shares of MHC Common Stock reported as beneficially owned by Mr. Sabados includes 20,000 shares that could be purchased pursuant to stock options.

(c) There have been no transactions with respect to MHC Common Stock effected during the past sixty (60) days by ProAssurance, Professionals Group, ProNational, and their directors and executive officers.

(d) ProAssurance, Professionals Group and ProNational each have the right to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of, all of the shares of MHC Common Stock reported as beneficially owned by them. Each director and executive officer of ProAssurance, Professionals Group, and ProNational who beneficially owns shares of MHC Common Stock has the right to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of, all of the shares of MHC Common Stock reported as beneficially owned by such director and executive officer.

(e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Professionals Group and Medical Assurance, Inc. entered into an Agreement to Consolidate on June 22, 2000 (the "Consolidation Agreement"). On June 27, 2001, Professionals Group and Medical Assurance completed their consolidation and became wholly-owned subsidiaries of ProAssurance

Section 8.12 of the Consolidation Agreement states that the acquisition of more than 80% and up to 100% of the outstanding voting stock of MEEMIC Holdings by Professionals Group prior to the completion of the consolidation, or by ProAssurance or its subsidiaries after the completion of the consolidation, would be beneficial as it would allow MEEMIC to become a consolidated subsidiary of ProAssurance for federal income tax reporting purposes. Section 8.12 of the Consolidation Agreement also provides that for five years after the completion of the consolidation, ProAssurance will not sell or otherwise dispose of, and will not permit any subsidiary of ProAssurance to sell or otherwise dispose of, the common stock or business of MEEMIC Holdings or any common stock of MEEMIC Holdings owned beneficially, directly or indirectly, by ProAssurance, unless such sale or disposition has been approved by a special committee of ProAssurance's Board of Directors. Such special committee is to be composed of three directors of ProAssurance, and at least two of such directors must be non-management directors who were formerly directors of Professionals Group. In the event that ProAssurance's Board of Directors should desire to sell the business or common stock of MEEMIC Holdings, such special committee is to be appointed as provided in the By-Laws of ProAssurance and is to meet promptly to consider the advisability of selling or otherwise disposing of the business or common stock of MEEMIC Holdings. Upon approval of such special committee, ProAssurance's Board of Directors shall have the authority to authorize the sale or other disposition of the business of MEEMIC Holdings or any of the shares of common stock of MEEMIC Holdings.

The Consolidation Agreement, as amended November 1, 2000, was included as Exhibits 2.1 and 2.2 to the ProAssurance Corporation Registration Statement on From S-4 filed with the SEC (Registration No. 333-49378).

ProAssurance, Professionals Group, ProNational, Medical Assurance, and certain other affiliates of ProAssurance entered into an Agreement with MEEMIC Holdings dated June 26, 2001 whereby MEEMIC Holdings granted ProAssurance an exemption from Chapter 7A of the Michigan Corporation Act in connection with ProAssurance's acquisition of beneficial ownership of more than 10% of the common stock of MEEMIC Holdings as a result of the consolidation. In return, ProAssurance and each of its affiliates agreed to be subject to Section 2 of
Article VIII of MEEMIC Holdings Articles of Incorporation.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS. None.

                                    SIGNATURE

After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: April 17, 2002               ProAssurance Corporation



                                    By:         /s/ A. Derrill Crowe
                                       ----------------------------------------
                                                A. Derrill Crowe
                                                Chairman of the Board


                                    Professionals Group, Inc.



Dated: April 17, 2002               By          /s/ Victor T. Adamo
                                       -----------------------------------------
                                                Victor T. Adamo
                                                President

                                    ProNational Insurance Company



Dated: April 17, 2002               By          /s/ Victor T. Adamo
                                      -----------------------------------------
                                                Victor T. Adamo
                                                President

                                   SCHEDULE I

          DIRECTORS AND EXECUTIVE OFFICERS OF PROASSURANCE CORPORATION

The names, business addresses and present principal occupations of the directors and executive officers of ProAssurance Corporation are set forth below. If no business address is given, the director's or executive officer's business address is 100 Brookwood Place, Birmingham, Alabama 35209. Unless otherwise indicated, all directors and executive officers listed below are citizens of the United States.

DIRECTORS

NAME                                PRESENT PRINCIPAL OCCUPATION AND ADDRESS
Victor T. Adamo                     Vice Chairman, President and Chief Operating
                                    Officer of ProAssurance

Paul R. Butrus                      Vice Chairman of ProAssurance

Norton E. Cowart, M.D.              Retired Physician; 2201 Covemont Drive,
                                    Huntsville, AL 35801

A. Derrill Crowe, M.D.              Chief Executive Officer and Chairman of the
                                    Board of ProAssurance

Robert E. Flowers, M.D.             Retired physician; 4300 West Main Street,
                                    Suite 102, Dothan, AL   35305


Leon C. Hamrick, M.D.               General surgeon with HealthSouth Metro West
                                    Hospital in Fairfield, AL; 701 Richard
                                    Scrushy Parkway, Fairfield, AL 35064

John J. McMahon, Jr.                Chairman of Ligon Industries, which is
                                    engaged in manufacturing of wastewater
                                    treatment equipment and aluminum castings;
                                    1927 First Avenue North, Birmingham, AL
                                    35203

Drayton Nabors, Jr.                 Chairman of Protective Life Corporation,
                                    which is an insurance holding company; P.O.
                                    Box 2606, Birmingham, AL 35202

John P. North, Jr.                  Retired partner with Coopers and Lybrand
                                    LLP; 3216 Argyle Road, Birmingham, AL 35213

Ann F. Putallaz, Ph.D.              Vice President and Director of Retirement
                                    Services of Munder Capital Management,
                                    Birmingham, Michigan, which is the
                                    investment advisor to The Munder Funds, a
                                    Maryland corporation and an open-end
                                    investment company registered under the
                                    Investment Company Act of 1940, 480 Pierce
                                    Street, Birmingham, Michigan 48009.

William H. Woodhams, M.D.           Family practice physician; 6565 W. Main
                                    Street, Kalamazoo, Michigan.


EXECUTIVE OFFICERS

NAME                                PRESENT PRINCIPAL OCCUPATION AND ADDRESS

A. Derrill Crowe                    Chairman and Chief Executive Officer

Victor T. Adamo                     Vice Chairman, President and Chief Operating Officer

Paul R. Butrus                      Vice Chairman

Howard H. Friedman                  Secretary, Senior Vice President and Chief Financial Officer

James J. Morello                    Treasurer, Senior Vice President and Chief Accounting Officer

William P. Sabados                  Senior Vice President and Chief Information Officer

Frank B. O'Neil                     Senior Vice President

                                   SCHEDULE II

          DIRECTORS AND EXECUTIVE OFFICERS OF PROFESSIONALS GROUP, INC.

The names, business addresses and present principal occupations of the directors and executive officers of Professionals Group, Inc. are set forth below. If no business address is given, the director's or executive officer's business address is 100 Brookwood Place, Birmingham, Alabama 35209. Unless otherwise indicated, the business address of each Professionals Group director or executive officer is also the business address of such person's employer, if any. Unless otherwise indicated, all directors and executive officers listed below are citizens of the United States.

DIRECTORS AND OFFICERS

NAME                           OFFICE            PRESENT PRINCIPAL OCCUPATION AND ADDRESS
Victor T. Adamo                President;        Vice Chairman and President and Chief Operating Officer of
                               Director          ProAssurance

A. Derrill Crowe               Chairman;         Chairman and Chief Executive Officer of ProAssurance
                               Director

John F. Lang                   Secretary, Vice   Senior Vice President ProNational; 2600 Professionals Drive,
                               Pres.,            Okemos, Michigan 48864
                               Treasurer;
                               Director

                                  SCHEDULE III

        DIRECTORS AND EXECUTIVE OFFICERS OF PRONATIONAL INSURANCE COMPANY

The names, business addresses and present principal occupations of the directors and executive officers of ProNational Insurance Company are set forth below. If no business address is given, the director's or executive officer's business address is 100 Brookwood Place, Birmingham, Alabama 35209. Unless otherwise indicated, all directors and executive officers listed below are citizens of the United States.

DIRECTORS AND OFFICERS

NAME                       OFFICE            PRESENT PRINCIPAL OCCUPATION AND ADDRESS
Victor T. Adamo            President;        Vice Chairman, President and Chief Operating Officer of
                           Director          ProAssurance.

John O. Bashant            Vice President;   Senior Vice President and Chief Operating Officer - Northern
                           Director          Division - ProAssurance Group; 2600 Professionals Drive,
                                             Okemos, Michigan 48864

Jeffrey L. Bowlby          Vice President;   Senior Vice President, Marketing Sales - ProAssurance Group.
                           Director

John F. Lang               Vice President;   Senior Vice President - ProNational; 2600 Professionals Drive
                           Director          Okemos, Michigan 48864

William P. Sabados         Vice President;   Senior Vice President and Chief Information Officer -
                           Director          ProAssurance

Darryl K. Thomas           Vice President;  Senior Vice President, Claims - ProAssurance Group.
                           Director

Katherine Neville          Secretary         Secretary - ProNational


James J. Morello           Treasurer         Treasurer and Chief Accounting Officer - ProAssurance